Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$4,550,000	$178.82

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $178.82 is offset against the registration fee due for this offering and of which $1,266,849.27 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-134553

PRICING SUPPLEMENT NO. 652
(To prospectus dated May 30, 2006 and prospectus supplement dated May 30, 2006)

U.S.$4,550,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

FX Digital Notes

Due August 6, 2008

Because these notes are part of a series of Lehman Brothers Holdings’ debt securities called Medium-Term Notes, Series I, this pricing supplement should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the “MTN prospectus supplement”) and the accompanying prospectus dated May 30, 2006 (the “base prospectus”).  Terms used here have the meanings given to them in the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

General:

•      Senior unsecured obligations of Lehman Brothers Holdings Inc.

•      CUSIP: 5252M0DC8

•      ISIN: US5252M0DC88

•      The notes are designed for investors who believe that the Turkish Lira will have sufficiently appreciated relative to the U.S. dollar on the Valuation Date so that the Settlement Rate is less than or equal to the Reference Level.

•      Maturity Date: August 6, 2008

•      Valuation Date: August 1, 2008; provided that, upon the occurrence of a Disruption Event (as defined in “Description of the Notes” below), the Valuation Date may be postponed (as described in “Description of the Notes” below).

•      The notes are 100% principal protected if held to maturity.

•      Denominations: U.S.$1,000 and whole multiples of U.S.$1,000 in excess thereof.

Payments:

•      No interest payments during the term of the notes.

•      Each note will receive a single U.S. dollar payment on the Maturity Date equal to the principal amount of the notes plus the Additional Amount, if any.

•      The Additional Amount is a single U.S. dollar amount equal to the principal amount of the notes multiplied by:

(A)  5.50%, if the Settlement Rate is less than or equal to the Reference Level; or

(B)  0.00%, if the Settlement Rate is greater than the Reference Level.

•      Settlement Rate: The Reference Exchange Rate observed on the Valuation Date in accordance with the Settlement Rate Option (subject to the occurrence of a Disruption Event (as defined in “Description of the Notes” below)).

•      Reference Exchange Rate: The spot exchange rate for the Turkish Lira (TRY) quoted against the U.S. Dollar (USD) expressed as the number of TRY per one USD.

•      Reference Initial Fixing: 1.1675, which is the Reference Exchange Rate observed on the February 1, 2008, in accordance with the Settlement Rate Option (as described in “Description of the Notes” below).

•      Reference Level: 1.1300, which is equal to the Reference Initial Fixing minus 0.0375.

Investing in the notes involves risks.  Risk Factors begin on page S-4 of the MTN prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or any accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price(1)	100.000%	U.S.$4,050,000
Underwriting discount(2)	0.144%	U.S.$5,832
Proceeds to Lehman Brothers Holdings Inc.	99.856%	U.S.$4,044,168

	Per Note	Total
Public offering price(1)	100.000%	U.S.$500,000
Underwriting discount(2)	0.102%	U.S.$510
Proceeds to Lehman Brothers Holdings Inc.	99.898%	U.S.$499,490

(1)

The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive commissions of (i) $1.44 per $1,000 principal amount, or 0.144%, on $4,050,000 principal amount of the public offering price and (ii) $1.02 per $1,000 principal amount, or 0.102%, on $500,000 principal amount of the public offering price, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about February 6, 2008.

Lehman Brothers Inc., a wholly owned subsidiary of Lehman Brothers Holdings, makes a market in Lehman Brothers Holdings’ securities.  It may act as principal or agent in, and this pricing supplement may be used in connection with, those transactions.  Any such sales will be made at varying prices related to prevailing market prices at the time of sale.

LEHMAN BROTHERS

February 4, 2008

SUMMARY INFORMATION — Q&A

This summary highlights selected information from this pricing supplement, the MTN prospectus supplement and the base prospectus to help you understand the notes. You should carefully read this pricing supplement, the MTN prospectus supplement and the base prospectus to understand fully the terms of the notes and the tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should pay special attention to the “Risk Factors” section on page S-4 of the MTN prospectus supplement to determine whether an investment in the notes is appropriate for you.

What are the notes?

The notes will be a series of our senior debt that are linked to the performance of the Turkish Lira (TRY) compared to the U.S. Dollar (USD). We refer to the Turkish Lira as the Reference Currency.

The notes will rank equally with all other unsecured debt of Lehman Brothers Holdings, except subordinated debt, and will mature on August 6, 2008 (or if such day is not a New York business day, the next succeeding New York business day).

What payments will I receive on the notes before maturity?

None. Unlike ordinary debt securities, the notes do not pay interest before maturity.

What will I receive if I hold the notes until the stated maturity date?

We have designed this type of note for investors who want to protect their investment by receiving at least the principal amount of their investment at maturity and who believe that the Turkish Lira will have sufficiently appreciated relative to the U.S. dollar on the Valuation Date so that the Settlement Rate is less than or equal to the Reference Level.. At maturity, you will receive a payment equal to the sum of:

•                  the principal amount of the notes; and

•                  the Additional Amount, if any.

As a result, if you hold the notes until maturity, you will not receive less than the principal amount.

How will the Additional Amount be calculated?

The Additional Amount is a single U.S. dollar amount equal to the principal amount of the notes multiplied by:

(A) 5.50%, if the Settlement Rate is less than or equal to the Reference Level; or

(B) 0.00%, if the Settlement Rate is greater than the Reference Level.

The Settlement Rate is the Reference Exchange Rate observed on the Valuation Date in accordance with the Settlement Rate Option (as defined in “Description of the Notes” below), subject to the occurrence of a Disruption Event (as defined in “Description of the Notes” below).

The Reference Exchange Rate is the spot exchange rate for the Turkish Lira quoted against the U.S. dollar expressed as the number of Turkish Lira per one U.S. Dollar.

The Valuation Date is August 1, 2008; provided that, upon the occurrence of a Disruption Event, the Valuation Date may be postponed (as described in “Disruption Events” below).

For further information concerning the calculation of the Additional Amount, see “Description of the Notes” below.  You can review hypothetical Redemption Amount payment examples under “Exchange Rates” below.

How is the Reference Level determined?

The Reference Level is 1.1300, equal to the Reference Initial Fixing minus 0.0375.  The Reference Initial Fixing is equal to 1.1675, which is the Reference Exchange Rate observed on February 1, 2008, in accordance with the Settlement Rate Option.

How will I be able to find the value of the Turkish Lira at any point in time?

You can obtain the value of the Turkish Lira at any time by calling your Lehman Brothers sales representative.

You can review the historical performance of the Turkish Lira under “Exchange Rates” below.

Are there any risks associated with my investment?

Yes, the notes will be subject to a number of risks. See “Risk Factors” beginning on page S-4 of the MTN Prospectus Supplement.

What about taxes?

We intend to treat the notes as short-term debt securities as described under “Certain United States Federal Income Tax Consequences” below and

“United States Federal Income Tax Consequences—Debt Securities—Short-Term Debt Securities” in the base prospectus.

What happens in the event of a Disruption Event?

If a Disruption Event (as defined in “Description of the Notes” below) is in effect on the Valuation Date, the Valuation Date will be postponed to, and the Calculation Agent will determine the Settlement Rate on, the first Valuation Business Day (as defined in “Description of the Notes” below) succeeding the Valuation Date on which no Disruption Event is occurring; provided that if a Disruption Event remains in effect on each of the three scheduled Valuation Business Days succeeding the Valuation Date, such third scheduled Valuation Business Day shall be deemed the Valuation Date and the Calculation Agent will determine the Settlement Rate on such day in accordance with the Fallback Rate Observation Methodology, as defined under “Description of the Notes—Currency-Indexed Notes” in the MTN Prospectus Supplement.

Who is Lehman Brothers Holdings?

Lehman Brothers Holdings Inc. and its subsidiaries (collectively “Lehman Brothers Holdings”) an innovator in global finance, serves the financial needs of corporations, governments and municipalities, institutional clients and high-net-worth clients worldwide. Lehman Brothers Holdings’ worldwide headquarters in New York and regional headquarters in London and Tokyo are complemented by offices in additional locations in North America, Europe, the Middle East, Latin America and the Asia Pacific region. See “Prospectus Summary – Lehman Brothers Holdings Inc.” and “Where You Can Find More Information” on pages 1 and 58, respectively, of the base prospectus.

You may request a copy of any document Lehman Brothers Holdings files with the Securities and Exchange Commission, or the SEC, pursuant to the Securities and Exchange Act of 1934, at no cost, by writing or telephoning Lehman Brothers Holdings at the address set forth under the caption “Where You Can Find More Information” in the base prospectus.

What is the role of Lehman Brothers Inc.?

Lehman Brothers Inc., one of our subsidiaries, will be the agent and the calculation agent for purposes of determining whether the Additional Amount is payable on the Maturity Date as well as determining whether a Disruption Event has occurred and is continuing.  Potential conflicts of interest may exist between Lehman Brothers Inc. and you as a beneficial owner of the notes. See “Risk Factors— An affiliate of ours may act as calculation agent on the notes, creating a potential conflict of interest between you and us” in the MTN Prospectus Supplement and “Description of the Notes” below.

Can you tell me more about the effect of hedging activity by Lehman Brothers Holdings?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the Reference Currency or in other instruments, such as options, swaps or futures, based on the Reference Currency. This hedging activity could adversely affect the price at which your notes will trade in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines.

In what form will the notes be issued?

The notes of each series will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company or its nominee. Except in very limited circumstances you will not receive a certificate for your notes.

Will the notes be listed on a stock exchange?

No, the notes will not be listed on a stock exchange.

After the initial offering of the notes, Lehman Brothers Inc. intends to make a market in the notes and may stabilize or maintain the market price of the notes during the initial distribution of the notes.  However, Lehman Brothers Inc. will not be obligated to engage in any of these market activities or to continue them once they are begun. No assurance can be given as to the liquidity of the trading market for the notes.

DESCRIPTION OF THE NOTES

The U.S.$4,550,000 aggregate principal amount of FX Digital Notes Due August 6, 2008 offered hereby are Medium-Term Notes, Series I, of Lehman Brothers Holdings Inc.  The CUSIP number for the notes is 5252M0DC8 and the ISIN number is US5252M0DC88. The notes will be issued in book-entry form only, and will be eligible for transfer through the facilities of DTC or any successor depository. See “Book-Entry Procedures and Settlement” in the base prospectus.

The notes will be issued in minimum denominations of U.S.$1,000 and in integral multiples of U.S.$1,000 in excess thereof, and will have a stated “Maturity Date” of August 6, 2008 or if such day is not a New York business day, the next succeeding New York business day.

The notes are offered as foreign exchange-linked notes with an Additional Amount determined by reference to the performance of the spot exchange rate of the Reference Currency against the U.S. dollar relative to the Reference Level (as defined below). The “Reference Currency” is the Turkish Lira (TRY).

If held to the Maturity Date, holders of the notes will receive on the Maturity Date a single payment in U.S. dollars in an amount equal to the Redemption Amount as described below.  No interest will accrue during the term of the notes and no interest will be payable on the Maturity Date except in the event that the Redemption Amount is not paid when due, as described below.

The “Redemption Amount” for each note will be an amount equal to the sum of the principal amount of each note plus the Additional Amount, if any.  Holders of the notes will receive on the Maturity Date an amount equal to not less than the principal amount of each note.

The “Additional Amount” is a single U.S. dollar amount equal to the principal amount of the notes multiplied by:

(A) 5.50%, if the Settlement Rate is less than or equal to the Reference Level; or

(B) 0.00%, if the Settlement Rate is greater than the Reference Level.

The “Settlement Rate” is the Reference Exchange Rate observed on the Valuation Date in accordance with the Settlement Rate Option (subject to the occurrence of a Disruption Event).

The “Valuation Date” is August 1, 2008; provided that, upon the occurrence of a Disruption Event, the Valuation Date may be postponed (as described below).

The “Reference Exchange Rate” is the spot exchange rate for the Reference Currency quoted against the U.S. Dollar expressed as number of TRY per one USD.

The “Reference Level” is 1.1300, equal to the Reference Initial Fixing minus 0.0375.

The “Reference Initial Fixing” is 1.1675, which is the Reference Exchange Rate observed on February 1, 2008, in accordance with the Settlement Rate Option.

The “Trade Dates” are February 1, 2008 ($4,050,000 aggregate principal amount) and February 4, 2008 ($500,000 aggregate principal amount).

The “Issue Date” is February 6, 2008.

The “Settlement Rate Option” and “Valuation Business Day” for the Reference Currency are as follows:

Reference Currency	Screen Reference	Valuation Business Day
TRY	The EUR/TRY rate on ECB37 divided by the EUR/USD rate on ECB37	TARGET and New York

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the MTN Prospectus Supplement.

If a Disruption Event is in effect on the Valuation Date, the Valuation Date will be postponed to, and the Calculation Agent will determine the Settlement Rate on, the first Valuation Business Day succeeding the Valuation Date on which no Disruption Event is occurring; provided that if a Disruption Event remains in effect on each of the three scheduled Valuation Business Days succeeding the Valuation Date, then such third scheduled Valuation Business Day shall be deemed the Valuation Date and the Calculation Agent will determine the Settlement Rate on such day in accordance with the Fallback Rate Observation Methodology, as defined under “Description of the Notes—Currency-Indexed Notes” in the MTN Prospectus Supplement.

A “Disruption Event” means any of the following events as determined in good faith by the Calculation Agent:

(A)      the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible (x) the delivery of USD from accounts inside the Reference Currency Jurisdiction for that Reference Currency to accounts outside that Reference Currency Jurisdiction; or (y) the conversion of the Reference Currency into USD through customary legal channels;

(B)        the occurrence of any event causing the Reference Exchange Rate to be split into dual or multiple currency exchange rates, or the Settlement Rate being unavailable on the Valuation Date; or

(C)        the occurrence of an event (i) in the Reference Currency Jurisdiction that materially disrupts the market for the Reference Currency or (ii) that generally makes it impossible to obtain the Settlement Rate, on the Valuation Date.

For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day for the affected Reference Currency.

The notes are not subject to redemption at our option or to repayment at the option of the Holders of the notes prior to the Maturity Date.

In case an event of default (as described in the base prospectus) with respect to any note shall have occurred and be continuing, the amount that may be declared due and payable upon any acceleration of the notes will be determined by the Calculation Agent for the period from and including the Issue Date to but excluding the date of early repayment and will equal, for each note, the Redemption Amount, calculated as though the date of early repayment were the Maturity Date.  If a bankruptcy proceeding is commenced in respect of Lehman Brothers Holdings, the claim of the beneficial owner of a note for the period from and including the Issue Date to but excluding the date of early repayment will be capped at the Redemption Amount, calculated as though the date of the commencement of the proceeding were the Maturity Date.

Any overdue payment in respect of any note will bear interest until the date upon which all sums due in respect of such note are received by or on behalf of the relevant Holder, at the rate per annum that is the rate for deposits in U.S. dollars for a period of six months that appears on the Reuters Screen LIBOR page as of 11:00 a.m. (London time) on the first London business day following such failure to pay. Such rate will be determined by the Calculation Agent.  If interest in respect of overdue amounts is calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and, in the case of an incomplete month, the number of days elapsed.

The “Calculation Agent” means Lehman Brothers Inc.

EXCHANGE RATES

General

The notes are designed for investors who believe that the Turkish Lira will have appreciated sufficiently relative to the U.S. Dollar as of the Valuation Date, and that, as a result, the Settlement Rate for the Turkish Lira on the Valuation Date will be less than or equal to the specified Reference Level of 1.1300.

Historical Data on the Reference Exchange Rate

The following chart shows the weekly spot exchange rates for USD/TRY, expressed as the amount of USD per one TRY, in the period from January 23, 2005 to January 28, 2008, using historical data obtained from Reuters; neither we nor Lehman Brothers Holdings Inc. make any representation or warranty as to the accuracy or completeness of this data.  The historical data on the USD/TRY spot exchange rate is not necessarily indicative of the future performance of the USD/TRY spot exchange rate or what the value of the notes may be.  Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable on the Maturity Date.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Examples

The graph and examples below illustrate the hypothetical Redemption Amount at maturity (including, where applicable, the payment of the Additional Amount) per $1,000 in principal amount of notes, based on a Reference Initial Fixing of 1.1675 (as determined on January 1, 2008), a Reference Level of 1.1300 (as calculated on January 1, 2008), and a hypothetical range of performance for the Settlement Rate. The actual Settlement Rate and Additional Amount, if any, will be determined on the Valuation Date. The following results are based solely on the hypothetical examples cited; the hypothetical Settlement Rate has been chosen arbitrarily for the purpose of these examples, is not associated with Lehman Brothers Research forecasts for the USD/TRY exchange rate and should not be taken as indicative of the future performance of the USD/TRY exchange rate. Numbers in the examples have been rounded for ease of analysis.

The following examples illustrate how the total returns illustrated in the graph above are calculated:

Example 1: The Reference Currency appreciates relative to its Reference Initial Fixing, resulting in a Settlement Rate that is less than the Reference Level, and an Additional Amount of $55.00 per $1,000 principal amount.  Because the Settlement Rate on the Valuation Date is 1.1040, which is less than the Reference Level, the Additional Amount is equal to 5.50% times the full principal amount of notes held, and the Redemption Amount is equal to 100% of the principal amount of the notes plus the Additional Amount (an effective non-compounded 11.00% per annum return on the principal amount of notes). The Redemption Amount payable at maturity is equal to $1,055., and is calculated as follows:

Redemption Amount = $1,000 + ($1,000 x 5.5%) = $1,055

Example 2: The Reference Currency depreciates relative to its Reference Initial Fixing, resulting in a Settlement Rate that is greater than the Reference Level, and an Additional Amount of $0.00 per $1,000 principal amount.  Because the Settlement Rate on the Valuation Date is 1.1560, which is greater than the Reference Level, the Redemption Amount payable at maturity is equal to $1,000 per $1,000 note (reflecting an Additional Amount of $0 per note), the repayment of principal invested, with no additional return.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the notes as short-term debt securities as described under “United States Federal Income Tax Consequences—Debt Securities—Short-Term Debt Securities” in the prospectus dated May 30, 2006. The notes could also be subject to special rules relating to foreign currency that could affect the character of the amount received at maturity and the gain or loss realized upon the sale or disposition of the notes. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain. Any differing treatment could affect the amount, timing, and character of income with respect to the notes. Holders should consult their tax advisors regarding the proper treatment of amounts paid in respect of the notes, including the application of special foreign currency rules and rules governing short-term debt securities.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the notes, if any are taken.

 The Agent proposes to offer the notes initially at a public offering price equal to the public offering price set forth on the cover of the pricing supplement and to certain dealers at a discount to such price not to exceed 0.144%. After the initial public offering, the public offering price and the selling terms may from time to time be varied by the Agent.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.

U.S.$4,550,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

FX DIGITAL NOTES

DUE AUGUST 6, 2008

PRICING SUPPLEMENT

FEBRUARY 4, 2008

(INCLUDING PROSPECTUS SUPPLEMENT
DATED MAY 30, 2006 AND

PROSPECTUS

DATED MAY 30, 2006)

LEHMAN BROTHERS